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                         November 30, 2022

       Ali Parsadoust
       Chief Executive Officer
       Babylon Holdings Limited
       2500 Bee Cave Road
       Building 1     Suite 400
       Austin, TX 78746

                                                        Re: Babylon Holdings
Limited
                                                            Registration
Statement on Form F-3
                                                            Filed November 23,
2022
                                                            File No. 333-268551

       Dear Ali Parsadoust:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Conlon
Danberg at 202-551-4466 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Industrial Applications and

                         Services
       cc:                                              Julia A. Thompson, Esq.